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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

eMagin Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29076N 10 7

(CUSIP Number)

Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29076N 10 7

1.	Name of Reporting Person: Stillwater LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,559,521[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,559,521[1]

		10.	Shared Dispositive Power: 3,471,290[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,030,811

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.0%

14.	Type of Reporting Person (See Instructions): OO

[1]	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, April 25, 2003, March 3, 2004, and November 3, 2004.

[2]	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No. 29076N 10 7

1.	Name of Reporting Person: Ginola Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,146,466[3]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,146,466[3]

		10.	Shared Dispositive Power: 5,690,148[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,836,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.7%

14.	Type of Reporting Person (See Instructions): CO

[3]	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, and November 3, 2004.

[4]	Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
     This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004 and Amendment No. 5 to the Schedule 13D filed March 1, 2005 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 6 amends and supplements only information that has materially changed since the March 1, 2005 filing of Amendment No. 5 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.

			Common Stock	Percent
			Beneficially Owned	of Class
(a	)	Stillwater [1]	16,030,811	16.0%
		Ginola [3]	10,836,614	10.7%

		Common Stock	Percent
(b)	Stillwater	Beneficially Owned	of Class

	Sole Voting Power	12,559,521	12.0%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	12,559,521	12.0%
	Shared Dispositive Power [2]	3,471,290	3.5%

	Common Stock	Percent
Ginola	Beneficially Owned	of Class
Sole Voting Power	5,146,466	5.1%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	5,146,466	5.1%
Shared Dispositive Power [4]	5,690,148	5.6%

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, April 25, 2003, March 3, 2004, November 3, 2004 and October 26, 2005.

2	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, November 3, 2004 and October 26, 2005.

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
(c) Since the filing of Amendment No.5 to Schedule 13D on February 25, 2005 the following transactions were effected:
               (i) A corporation, in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola, purchased 909,091 shares of Issuer’s Common Stock at a price of $0.55 per share in a transaction described in the Issuer’s Form 8-K filed on October 21, 2005.
               (ii) A trust with the same directors and/or controlling shareholders as Ginola, purchased 454,546 shares of Issuer’s Common Stock at a price of $0.55 per share in a transaction described in the Issuer’s Form 8-K filed on October 21, 2005.
               (iii) A corporation, in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola, in connection with the transaction described in (i) above, received warrants for the purchase of 545,454 shares of Issuer’s Common Stock with an exercise price of $1.00 per share. The warrants are exercisable for 363,636 shares of Issuer’s Common Stock on or after May 20, 2006 and, as to the remaining 181,818 shares of Issuer’s Common Stock, at any time after March 31, 2007; provided, however, that (a) if the Issuer’s Form 10-K for the fiscal year ended December 31, 2006 shows that the Issuer had total net revenues of more than $20,000,000 for the fiscal year ended December 31, 2006, or (b) if the corporation has sold more than 25% of the shares purchased in the transaction referred to in (i) above prior to December 31, 2006, then the remaining warrant for 181,818 shares shall not be exercisable and shall be deemed cancelled.
               (iv) A trust with the same directors and/or controlling shareholders as Ginola, in connection with the transaction described in (ii) above, received warrants for the purchase of 272,727 shares of Issuer’s Common Stock with an exercise price of $1.00 per share. The warrants are exercisable for 181,818 shares of Issuer’s Common Stock on or after May 20, 2006 and, as to the remaining 90,909 shares of Issuer’s Common Stock, at any time after March 31, 2007; provided, however, that (a) if the Issuer’s Form 10-K for the fiscal year ended December 31, 2006 shows that the Issuer had total net revenues of more than $20,000,000 for the fiscal year ended December 31, 2006, or (b) if the corporation has sold more than 25% of the shares purchased in the transaction referred to in (ii) above prior to December 31, 2006, then the remaining warrant for 90,909 shares shall not be exercisable and shall be deemed cancelled.
     (d) Not applicable.
     (e) Not applicable.
Item 7. To Be Filed as Exhibits.

Exhibit No.	Description	Page
1	Agreement of Reporting Persons to file joint statement on Schedule 13D	6

CUSIP No. 29076N 10 7
Signatures
     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 28, 2005

STILLWATER LLC

By:	/s/ Mortimer D.A. Sackler

Name: Mortimer D.A. Sackler Title: President

GINOLA LIMITED

By:	/s/ Jonathan G. White

Name: Jonathan G. White Title: Director